,

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 14F-1
_____________________

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 000-49687

China HGS Real Estate Inc.
(Name of Small Business Issuer in its Charter)

Florida	33-0961490
(State or other jurisdiction	(I.R.S. Employer ID Number)
of incorporation or organization)

6 Hantaixinghan Road, 19th Floor, Hanzhong City, Shaanxi Province, PRC 723000
 (Address of principal executive offices) (zip code)

(212) 232-0120
(Registrant's telephone number, including area code)

–––––––––––––––– Copies to: Richard I. Anslow, Esq. Kristina L. Trauger, Esq. Yarona Liang, Esq. Anslow + Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (732) 409-1212
––––––––––––––––

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NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

November 12, 2009

This Information Statement is being furnished to holders of record as of November 12, 2009 of the common stock of China HGS Real Estate, Inc., a Florida corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated hereunder.

No vote or other action by our shareholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to “we”, “us” and “our” are to the Company.

CHANGE IN CONTROL OF THE COMPANY

On August 21, 2009, China Agro Sciences Corp., (“China Agro”), the predecessor of China HGS Real Estate Inc., a Florida Corporation entered into a Share Exchange Agreement (the “Exchange Agreement”) with China HGS Investment Inc., a Delaware corporation (“HGS”), and Rising Pilot, Inc., a British Virgin Islands business company which owns 100% issued and outstanding capital stock of HGS (the “HGS Shareholder”). Pursuant to the Agreement, the HGS Shareholder exchanged all its shares in HGS for the issuance of a total of 14,000,000 shares of common stock of China Agro, representing 69.82% of the outstanding shares of China Agro (the “Share Exchange”). The closing of the transaction (the “Closing”) occurred on August 31, 2009. HGS is a holding company that owns 100% of the equity of Shaanxi Hanguangsha Management and Consultation Limited Company (“Shaanxi HGS”), a corporation organized under the laws of People’s Republic of China. On June 29, 2009, Shaanxi HGS entered into a variable interest entity agreement (the “VIE Agreement”) with Shaanxi Guangsha Investment and Development Group Co., Ltd, a real estate development company established under the laws of the People’s Republic of China (“Shaanxi Guangsha Investment), to manage and operate the business activities of Shaanxi Guangsha Investment.

As a result of the closing of the Share Exchange, HGS became the wholly-owned subsidiary of the Company. The Company’s shareholders and directors approved the Share Exchange and the transactions contemplated under the Share Exchange.  On September 18, 2009, China Agro entered into an entrusted management agreement (the “Agreement”) with Mr. Xiaojun Zhu and his management staffs of Shaanxi Guangsha Investment. Pursuant to the terms of the Agreement, the Company entrusted to Mr. Xiaojun Zhu and his management staff with managing the Company so as to enable the Company to benefit from Mr. Zhu and his management staffs’ experience and reputation in the field of the real estate industry in China.

In connection with the Share Exchange, Mr. Zhengquan Wang, former President, Chief Executive Officer, Chief Financial Officer, and Secretary of China Agro, resigned from his officer positions, and Xiaojun Zhu was appointed as the President, Chief Executive Officer, Chief Financial Officer of China Agro, effective immediately.  Mr. Zhengquan Wang resigned as the Director of China Agro and Xiaojun Zhu was appointed as the sole director and Chairman of the Board of Directors effective ten (10) days after the filing and mailing of this Schedule 14f-1.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares of common stock, $.001 par value per share (the “Common Stock”). As of November 12, 2009, the date of record, the Company had 45,050,000 shares of Common Stock issued and outstanding. Each share of outstanding Common Stock is entitled to one vote on matters submitted for stockholder approval.

There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors with respect to the Common Stock out of funds legally available hereof and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no pre-emptive or conversion rights and is not subject to further calls or assessments.  There are no redemption or sinking fund provisions applicable to the Common Stock.

The following information table sets forth certain information regarding the beneficial ownership of our Common Stock, our only class of voting securities owned on November 12, 2009 by (i) any person or group which beneficially owns more than 5% of such Common Stock, (ii) each director and executive officer, and (iii) all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Common Stock subject to securities exercisable for or convertible into Common Stock that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares.

Name and Address	Amount of Nature	Percentage
of Beneficial Owner	of Beneficial Ownership	of Class (1)

Rising Pilot, Inc. (a British Virgin Islands company)(2)	14,000,000	31.0%

Mr. Xiaojun Zhu (3)	39,000,000	86.6%

All Officers and Directors as a Group (1 person)	39,000,000	86.6%

(1)	Based on 45,050,000 shares of Common Stock outstanding as of November 12, 2009.
(2)	Mr. Xiaojin Zhu has voting and dispositive control over securities held by Rising Pilot, Inc.
(3)	Includes 25,000,000 shares of Common Stock owned by Mr. Zhu directly and 14,000,000 shares owned through Rising Pilot, Inc.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Zhengquan Wang (1)	67	Chief Executive Officer, Chief Financial Officer, Secretary, and Director
Xiaojun Zhu (1)	43	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors

(1)
Officer resignations were effective immediately at the closing of the Share Exchange.  Resignations from the Director positions will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

(2)	Appointment of Mr. Zhu as a director will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Xiaojun Zhu, the President, Chief Executive Officer, and Chairman, and a director, of CHAS, began his entrepreneurial careering by creating a privately-run real estate company in Hanzhong, Shaanxi Province in 1995. With more then 20 years experience in the real estate industry in China, Mr. Zhu hold relative abundant hand-on experience and reputation in the field of the real estate industry in China, and became one of the most influential business leaders in real estate field in China. In October 2005, Mr. Zhu was honored as one of “Top 100 Management Elites in China’s Building Industry 2005” by Chinese Academy of Management Science and newspaper office of Construction in China. Among Mr. Zhu’s other reputations within the real estate field, “Innovative Shaanxi - Person of the Year 2007” of Shaanxi Province and “Outstanding Socialism Builder of Shaanxi Province in 2008” are also make Mr. Zhu one of the most recognizable persons in the business. Mr. Zhu joined China Agro as Chairman and Chief Executive Officer in August 2009. Before joining China Agro, commence from 2007, Mr. Zhu was serving as the chairman and general manager of Shaanxi Guangsha Investment and Development Group Co., Ltd. From 1995 to 2007, Mr. Zhu was providing his services in Hanzhong Guangsha Real Estate Development Co, Ltd as the chairman and general manager. Prior to start his own business, from 1992 to 1995, Mr. Zhu has served as a vice general manager in real estate based subsidiary of Hanjiang Building Material Group Corporation. From 1988 to 1992, Mr. Zhu has worked in Building Company in Chengguan, Lueyang County. During the 3 years from 1985 to 1988, Mr. Zhu has studied in Shaanxi Metallurgy College.

Zhengquan Wang was born on July 18, 1942.  Mr. Wang is currently a professor emeritus at the Shenyang Agricultural University.  From 1993 through 2002, he served as chairman of the board of Dalian Ruize Pesticides, Inc.  From 2002 to the present, he has been serving as the president and chairman of Dalian Runze Chemurgy Co., Ltd. (“DRC”).  His duties include overseeing day to day operations along with being the chief research architect of new products.  At Dalian University, he specialized in the research of chemical and dye material production.  His research has lead to the development of products and production processes that have been nationally recognized as new technical products.  He has also been recognized by the Liaoning province for “Outstanding New Product” awards, the office of Liaoning province of Petrochemicals, and by other scientific and technology profession journals and publications.  Mr. Wang currently acts as senior level engineering advisor to the Dalian Municipal People’s Congress, the Liaoning Provincial Party Committee, and other provincial government expert advisory boards.  He serves also on the board of the China Institute of Pesticides, the China Industrial Chemicals Association, and the China Pesticide Professionals Committee.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

The Boards of Directors of each of China Agro and HGS entered into an entrusted management agreement with the management of Shaanxi Guangsha Investment, pursuant to which the Company issued to Mr. Xiaojun Zhu, CEO of Shaanxi Guangsha Investment and his management team an aggregate of 25,000,000 newly issued shares of common stock of China Agro.

Prior to the Share Exchange, Dalian Holding Corp., a Florida corporation and a wholly-owned subsidiary of the Company (“Dalian Holding”) which owned all the assets of the Company, assumed all of the liabilities and contingent liabilities of the Company which existed prior to the closing of the Share Exchange. On September 25, the Company entered into a certain purchase and sale agreement with Mr. Zhengquan Wang, the Company’s former CEO, to spin out the business and operations of Dalian Holding (the “Spin-Out”) including substantially all the assets and liabilities of Dalian Holding (the “Legacy Business”).  The Company was released from any and all claims whatsoever with regard to such liabilities, whether such claim is known or unknown to Dalian Holding on the date hereof.

On August 30, 2009, Mr. Zhengquan Wang, the Company’s CEO prior to the close of the Share Exchange and three other shareholders entered into an agreement to retire a total of 14,000,000 shares of common stock, $0.001 par value per share, of China Agro effective on August 30, 2009 in exchange for the exclusive right to enter into a certain purchase and sale agreement to spin out the business and operations of Dalian Holding including substantially all the assets and liabilities of Dalian Holding with the Company.

On December 31, 2008, the Board of the Company approved the following capital increase to bring up the paid-in capital to $ 17,592,852, which was primarily contributed by Mr. Zhu Xiaojun:

As of December 31, 2008
Capital Contribution at December 31, 2007	$82,137
- cash contribution	439,722
- divident converted to capital	5,483,508
- retained earnings converted to capital	10,788,348
- surplus converted to capital	799,137

Capital Contribution at December 31, 2008	$17,592,852

Other than employment, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the sole officer and director to give sufficient time and attention to such matters to be involved in all decision making.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all cash compensation paid by the Company, for the year ended December 31, 2008 and 2007.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary	Bonus ($)	Stock Award ($)	Option Award ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Zhengquan Wang, former CEO and Director	2008	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

Outstanding Equity awards at Fiscal Year End

There are no outstanding equity awards at December 31, 2008.

Director Compensation

Our director will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option Grants

We do not maintain any equity incentive or stock option plan.  Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.  We do, however, anticipate adopting a non-qualified stock option plan where we will be granting our officers options to purchase Common Stocks pursuant to the terms of their employment agreements.  But, no such plan has been finalized or adopted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

November 13, 2009	China HGS Real Estate Inc.
/s/ Xiaojun Zhu
Xiaojun Zhu, President